UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934

                           (Amendment No. 6)*

                          Lindberg Corporation
                            (Name of Issuer)

                     Common Stock, $2.50 Par Value
                     (Title of Class of Securities)

                              5351-71-10-2
                             (CUSIP Number)

                 Randy A. Bridgeman, Bell, Boyd & Lloyd
                   70 West Madison Street, Suite 3300
                        Chicago, Illinois 60602
                          Tel: (312) 372-1121
        (Name, Address and Telephone Number of Person Authorized
                 to Receive Notices and Communications)

                           September 4, 1997
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ).
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 4 Pages

SCHEDULE 13D
CUSIP No.    5351-71-10-2
PAGE 2 of 4 Pages

1    NAME OF REPORTING PERSON:  George H. Bodeen
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
          a ( ) b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  Not applicable
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  ( )
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7    SOLE VOTING POWER:           80,750
8    SHARED VOTING POWER:        261,971
9    SOLE DISPOSITIVE POWER:     342,721
10   SHARED DISPOSITIVE POWER:         0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 351,721
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES: (X)
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.3%
14   TYPE OF REPORTING PERSON:  IN

PAGE 3 of 4 Pages

     There have been no changes in the information reported in the statement of the undersigned filed with the Securities and Exchange Commission under cover of Schedule 13D, Amendment No. 5, except as indicated below:

Item 5.  Interest in Securities of the Issuer.

     (a) At September 29, 1997:
         Aggregate number of securities beneficially owned: 351,721* (including 9,000 shares subject to immediately exercisable options)
         Percentage of Class: 7.3% (based on 4,810,966 shares outstanding at September 29, 1997 and 9,000 shares subject to immediately exercisable options)
     (b) Number of shares as to which such person has:
         (i)    sole voting power: 80,750
         (ii)   shared voting power: 261,971**
         (iii)  sole dispositive power: 342,721***
         (iv)   shared dispositive power: 0

* Excludes 331,748 shares owned by Mr. Bodeen's wife but includes 176,220 shares held by trusts created by the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased, and 85,751 shares held by the Estate of Selma Lindberg, deceased, as to each of which Mr. Bodeen disclaims beneficial ownership.

** Power to vote over 176,220 shares is shared between Bank of America Illinois and Mr. Bodeen, as co-trustees of trusts created under the will of Mr. Bodeen's father-in-law, Leroy A. Lindberg, deceased, and over 85,751 shares is shared between Bank of America Illinois and Mr. Bodeen, as co-executors of the Estate of Selma Lindberg, deceased.

*** Mr. Bodeen has sole dispositive power over 80,750 shares held for his own account and 261,971 shares held as, respectively, co-trustee of trusts created under the will of Mr. Bodeen's father-in-law, LeRoy A. Lindberg, deceased, and as co-executor of the Estate of Selma Lindberg, deceased.
     (c) The reporting persons have effected certain of the following transactions in the last 60 days:

                Amount Sold or                       Type of
      Date       Transferred       Price           Transaction
    --------     -----------     ---------      -----------
    11/12/96        7,500          $ 9.875       Open market sales by trust
    11/13/96        7,500          $ 9.875       - " -
    11/13/96        2,500          $10.000       - " -
    11/22/96        1,000          $10.125       - " -
    03/17/97        2,600            N/A         Transfer of shares from
                                                 account of trust to
                                                 account of beneficiary
    07/31/97        5,000          $11.375       Open market sale by
                                                 retirement trust
    08/13/97       21,277            N/A         Transfer of shares from
                                                 account of trust to
                                                 account of beneficiary
    08/14/97       21,277            N/A         - " -
    09/02/97        4,000          $11.000       Open market sales by trust
    09/04/97        6,000          $11.000       - " -

PAGE 4 of 4 Pages

                               Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 29, 1997
                                       ------------------------
                                       George H. Bodeen